Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes as set forth in Exhibit 99.2 entitled “Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2025 and 2024.” Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Unless the context indicates otherwise, references to “Ostin” are to Ostin Technology Group Co., Ltd., a Cayman Islands exempted company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this Exhibit 99.1 are to Ostin and/or its consolidated subsidiaries.

Overview

We are a supplier of display modules and polarizers based in China. We design, develop, and manufacture TFT-LCD modules in a wide range of sizes, including custom sizes tailored to our customers’ specifications. Our display modules are primarily used in consumer electronics, commercial LCD displays, and automotive displays. In addition to manufacturing polarizers used in TFT-LCD display modules, we are also in the process of developing protective films for OLED display panels. Furthermore, we distribute various sizes of display products through business-to-business (B2B) offline channels and business-to-consumer (B2C) online channels such as Tmall flagship store, JD.com and Douyin online stores and are currently marketing Pintura, our new IoT display products.

We were founded in 2010 by a group of industry veterans, and have been operating our business, primarily through our wholly-owned subsidiary, Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”), and its subsidiaries. We currently operate our headquarter and three manufacturing facilities across China, collectively spanning 50,335 square meters. Our headquarter and one factory for the manufacture of display modules is located in Jiangsu Province, one factory for the manufacture of TFT-LCD polarizers is located in Chengdu, Sichuan Province, and another factory for the manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, and commercial offices is located in Luzhou, Sichuan Province.

Recent Developments

Business Focus

During the six months ended March 31, 2025, the Company made continuous efforts in new product development. The new product directions fall into two categories:

●	Module product shifting towards Complete Systems: Previously, we mainly focused on LCD modules (LCM), and now we focus on ARIO systems and BOX systems. Additionally, we are entering into the sales of domestic system products in this year.

●	Protective films product(OLE): Our subsidiary company ANX(Sichuan Auniu New Materials Co., Ltd.), which has already established fully proprietary IP rights on polyimide CPI film, is expected to commence mass production and sales in the second half of this year.

Pintura Program

In the first half of the year, the Company’s domestic direct-to-consumer (DTC) business continued to maintain stable performance across major online channels. Meanwhile, offline expansion efforts progressed steadily through the ongoing development of regional distributor networks. On the B2B front, the Company initiated several projects with retail showrooms and supermarket chains to explore diversified display and signage solutions.

In the international market, the Company officially launched operations on the Amazon U.S. platform and established initial relationships with local resellers and channel partners. Participation in global trade events remained consistent, including continued presence at CES. Notably, the Company made its debut at the Canton Fair as an independent export brand, marking a milestone in its international outreach strategy.

Across both domestic and overseas markets, the Company maintained a regular cadence of product exposure and engagement on key social media platforms. Product development efforts yielded multiple new hardware models and feature upgrades during the period. Additionally, a dedicated content distribution system was developed to support the specific requirements of enterprise and commercial display clients.

To support its global expansion strategy, the Company has begun establishing sales channels in Europe, Australia, and South America, while simultaneously advancing international trademark registrations, intellectual property protection, and related compliance processes for cross-border brand operations.

Capital Activities

On December 31, 2024, the Company completed a stock reverse split. The Company authorized share capital of $500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of $0.0001 each, 8,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10), such that, the authorized share capital of $500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of $0.001 each, (ii) 800,000 Class B ordinary shares of par value of $0.001 each, and (iii) 100,000 preference shares of a par value of $0.001 each. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

On February 10, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain individuals (collectively referred to as the “Purchasers”), pursuant to which the Company sold an aggregate of 965,513 Class A ordinary shares, with par value of US$0.001 per share (the “Class A Ordinary Shares”), to the purchasers through a private investment in public equity (“PIPE”) at a purchase price of $1.45 per Class A Ordinary Share. The Company projects approximately US$1.4 million in gross PIPE proceeds ((including US$1.2 million of surrendered debt principal and US$200,000 in additional cash investments from Purchasers, before deduction of offering expenses).

On February 17, 2025, the Company consummated the PIPE and issued an aggregate of 965,513 Class A Ordinary Shares and the warrants (the “Warrants”) to the Purchasers. The Purchasers elected to conduct Alternate Cashless Exercise (as defined in the Warrants) and received an aggregate of 24,582,913 Class A Ordinary Shares upon exercise.

Results of Operations

For the Six Months Ended March 31, 2025 and 2024

The following table summarizes the results of our operations for the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months
	Ended March 31,		Variance
	2025	2024	Amount	Percentage
Sales	$20,843,086	$14,973,048	$5,870,038	39%
Cost of sales	(18,941,243)	(14,082,663)	(4,858,580)	(35)%
Gross profit	$1,901,843	890,385	1,011,458	114%

Operating expenses:
Selling and marketing expenses	(1,010,350)	(897,059)	(113,291)	(13)%
General and administrative expenses	(4,202,385)	(2,900,993)	(1,301,392)	(45)%
Research and development costs	(1,564,969)	(965,157)	(599,812)	(62)%
Gain from disposal of property, plant and equipment	-	81,036	(81,036)	(100)%
Total operating expenses	$(6,777,704)	(4,682,173)	(2,095,531)	(45)%

Operating loss	$(4,875,861)	$(3,791,788)	$(1,084,073)	(29)%

Other income (expenses):
Interest expense, net	(1,227,192)	(1,102,464)	(124,728)	(11)%
Other income, net	422,009	244,873	177,136	72%
Total other expenses, net	(805,183)	(857,591)	52,408	6%

Loss before income taxes	$(5,681,044)	$(4,649,379)	$(1,031,665)	(22)%
Income tax expense	(42)	-	(42)	N/A

Net loss	$(5,681,086)	$(4,649,379)	$(1,031,707)	(22)%

Sales

The following table presents revenue by major product and service categories for the six months ended March 31, 2025 and 2024, respectively.

	March 31, 2025		March 31, 2024
	Revenues Amount	As % of	Revenues Amount	As % of
Revenue Category	(In USD)	Revenues	(In USD)	Revenues
Display modules	$8,842,903	42%	$8,285,437	55%
Polarizers	9,742,809	47%	5,983,816	40%
Others (services and other products)	2,257,374	11%	703,795	5%
Total	$20,843,086	100%	$14,973,048	100%

The following table shows our revenues by geographic region for the six months ended March 31, 2025 and 2024. To mitigate impact of the fluctuation of exchange rates and transportation costs, we switched from overseas to domestic markets, and therefore, our sales to Hong Kong and Taiwan decreased substantially during the six months ended March 31, 2025 as compared to the same period last year.

	March 31, 2025		March 31, 2024
	Revenues Amount	As % of	Revenues Amount	As % of
Country/Region	(In USD)	Revenues	(In USD)	Revenues
Mainland China	$19,460,598	93%	$14,641,702	98%
Hong Kong and Taiwan	1,341,186	6%	331,346	2%
Southeast Asia	41,302	1%	-	-
Total	$20,843,086	100%	$14,973,048	100%

Revenues increased by approximately $5.87 million or 39%, to approximately $20.84 million for the six months ended March 31, 2025 from approximately $14.97 million for the six months ended March 31, 2024. The increase in revenues was primarily due to the recovery of market demand, which resulted in increased sales of polarizers and display modules. Additionally, the sales growth of ARIO System has also contributed to the company's overall sales expansion.

Cost of sale increased by approximately $4.86 million or 35%, to approximately $18.94 million for the six months ended March 31, 2025 from approximately $14.08 million for the six months ended March 31, 2024. The year-over-year increase was mainly in line with the increase of the sales.

Gross margin was 9.1% in the six months ended March 31, 2025, compared with 5.9% in the six months ended March 31, 2024. The increase of the gross margin is mainly due to more high profit product and service was sold.

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.11 million, or 13%, to approximately $1.01 million for the six months ended March 31, 2025 as compared to approximately $0.9 million for the six months ended March 31, 2024. The increase in selling and marketing expenses was mainly due to the increase in new product(ARIO systems and BOX systems) market development activities.

General and administrative expenses

General and administrative (“G&A”) expenses increased by approximately $1.30 million, or 45%, to approximately $4.20 million for the six months ended March 31, 2025 as compared to approximately $2.90 million for the six months ended March 31, 2024. The increase in G&A expenses was mainly due to Pre-production expenses incurred by ANX(our subsidiary company) prior to full-scale manufacturing.

Research and development expenses

Research and development expenses increased by approximately $0.60 million or 62%, to approximately $1.56 million for the six months ended March 31, 2025 from approximately $0.97 million for the six months ended March 31, 2024. The increase was mainly in line with progress of new products.

Net loss

Net loss increased by approximately $1.03million or 22%, to approximately $5.68 million for the six months ended March 31, 2025 from approximately $4.65 million for the six months ended March 31, 2024.

Balance Sheets

Cash and cash equivalents, short-term deposits, restricted short-term deposits balances was $2.00 million as of March 31, 2025.

Going Concern

As of March 31, 2025, the Company had current assets of $23.40 million and current liabilities of $44.86 million. This means that the Company’s current liabilities exceeded its current assets, amounting to $21.46 million. Additionally, the Company incurred a net loss of $5.68 million for the half year, resulting in an accumulated deficit of $23.71 million. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of March 31, 2025 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures: (i) Expansion in OLED Business: Our company is actively developing new ventures in the OLED sector. The first-phase facility and production line for the Aoniu New Materials Project (CPI - Colorless Polyimide) in Chengdu have been largely completed and are undergoing final debugging. We have already signed non-disclosure agreements (NDAs) with several leading enterprises and secured purchase orders for experimental samples. Additionally, we are in discussions with multiple regional governments regarding investment cooperation to establish a second-phase facility and production line, further enhancing production capacity to meet customer demand. The project will hold a mass-production ignition ceremony in August, with trial mass production and sales expected by early 2026; (ii) Application for Government Grants: We are applying for the "Next-Generation Display Technology R&D Special Project" under the Ministry of Industry and Information Technology (MIIT) to secure non-repayable subsidies; and (iii) In 2026, we will implement an employee stock ownership plan (ESOP) to strengthen performance-linked executive compensation and enhance management incentives.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for 12 months from the filing date.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for credit losses, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Revenue Recognition

We generate our revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers. We follow Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, we have early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of our consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We offer customers warranty of six months to five years for defective products that is beyond contemplated defective rate mutually agreed in contract with customer. We analyzed historical sales returns and concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, we sell our products primarily under free onboard (“FOB”) shipping point term. For sales under FOB shipping point term, we recognize revenues when products are delivered from us to the designated shipping point. Prices are determined based on negotiations with our customers and are not subject to adjustment. As a result, we expect returns to be minimal.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Shareholders’ Equity

Based on the shareholder meeting held on March 28, 2024, the Company decided to adjust its authorized share capital from 500,000,000 shares at $0.0001 per share to 5,000,000,000 shares at $0.0001 per share. This adjustment includes 4,991,000,000 Class A ordinary shares, 8,000,000 Class B ordinary shares, and 1,000,000 preference shares.

The Company re-designated 1,771,835 issued ordinary shares with a par value of $0.001 each into 1,771,835 Class A ordinary shares with the same par value. Furthermore, the Company issued 200,000 Class B Ordinary Shares and utilized the proceeds to repurchase 200,000 Class A Ordinary Shares held by SHYD Investment Management Limited, at a repurchase amount equivalent to the aggregate par value of $200. Upon completion of the repurchase, these 200,000 Class A Ordinary Shares were canceled. Following the repurchase and issuance of Class B Ordinary Shares, the Company’s total issued share capital remained unchanged, and the authorized share capital was not reduced. There are currently 1,771,835 issued and outstanding ordinary shares, including 1,571,835 Class A ordinary shares and 200,000 Class B ordinary shares. Mr. Tao Ling holds 13.03% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.12% of the Class A ordinary shares through his wholly owned holding company. A Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have one vote for every Class A Ordinary Share of which he is the holder. A Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 20 votes for every Class B Ordinary Share of which he is the holder. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

On December 31, 2024. we completed a ten (10) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Private placement

On January 31, 2024, OST entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 2,800,000 unregistered ordinary shares of the OST, at a purchase price equivalent to US$0.35 per share. OST will receive US$ 980,000 in proceeds from the Private Placement of these unregistered Ordinary Shares.

On March 28, 2024, according to the resolution of the shareholders’ meeting, the company issued 2 million Class B ordinary shares to SHYD Investment Management Limited at an issuance price of $0.0001 per share. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

On November 18, 2024, the Company entered into the other securities purchase agreement with Strattners Bank SA, a financial institution. Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 1,623,376 registered Class A ordinary shares of the OST, at a purchase price equivalent to US$0.1848 per share, which was determined at a 30% discount to the average closing price of the Class A Ordinary Shares for the ten consecutive trading days immediately preceding the date of that certain securities purchase agreement dated as of November 18, 2024, entered into between the Company and the Purchaser.

Redemption Conversion Shares

On June 21, 2024, the Company entered into the other securities purchase agreement with Streeterville Capital, LLC, relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. Following that, Streeterville Capital, LLC redeemed the Note in Redemption Conversion Shares in June, August September and October 2024 with a price of $0.3212, $0.2181, $0.2371 and $0.2523 with a cost of U$50,000, $50,000, $125,000 and $195,000 respectively. As the result, the company issued 1,684,926 ordinary shares of the OST to Streeterville Capital, LLC.

PIPE

On February 10, 2025, the Company announced that it entered into a securities purchase agreement with certain individuals, pursuant to which the Company agreed to sell an aggregate of 965,513 Class A ordinary shares, with par value of US$0.001 per share (the “Class A Ordinary Shares”), to the Purchasers through a private investment in public equity (“PIPE”) at a purchase price of $1.45 per Class A Ordinary Share. The Company projects approximately US$1.4 million in gross PIPE proceeds (including US$1.2 million of surrendered debt principal and US$200,000 in additional cash investments from Purchasers, before deduction of offering expenses).

On February 17, 2025, the Company consummated the PIPE and issued an aggregate of 965,513 Class A Ordinary Shares and the Warrants to the Purchasers. The Purchasers elected to conduct Alternate Cashless Exercise (as defined in the Warrants) and received an aggregate of 24,582,913 Class A Ordinary Shares upon exercise.